Marathon Petroleum Corp. Reports Third-Quarter Results

•	Reported income of $1.1 billion, or $1.66 per diluted share; adjusted income of $1.1 billion, or $1.63 per diluted share

•	Generated $2.8 billion of operating cash flow

•	Returned $848 million to shareholders through dividends and share repurchases

•	Realized synergies of $283 million

•	Strong 98% refining utilization, and significant operational improvements on the West Coast

•	Record retail merchandise sales; 33 consecutive quarters of same-store merchandise growth

•	Announces intent to separate Speedway and formation of Midstream Special Committee

FINDLAY, Ohio, Oct. 31., 2019 – Marathon Petroleum Corp. (NYSE: MPC) today reported net income of $1.1 billion, or $1.66 per diluted share, for the third quarter 2019 compared to $737 million, or $1.62 per diluted share, for the third quarter of 2018. Excluding adjustments shown in the accompanying earnings release tables, third quarter 2019 adjusted net income was $1.1 billion, or $1.63 per diluted share, compared to $774 million, or $1.70 per diluted share, for the third quarter of 2018.

MPC returned $848 million of capital to shareholders during the third quarter of 2019, including $500 million in share repurchases.

“Our third-quarter results showcased our operational and commercial excellence,” said Gary R. Heminger, chairman and chief executive officer. “Refining system utilization was 98% and leveraging our commercial expertise drove strong capture of 94% vs. market indicators. The retail segment delivered solid fuel margins and exceptional merchandise sales growth across our nationwide footprint, marking the 33rd consecutive quarter of same-store merchandise sales growth.

“The focus of the first year of our combination was execution to unlock unrealized value. We have made significant, observable progress improving mechanical availability and operational integrity, expanding our commercial capabilities, and reducing costs. We have converted roughly 550 of our targeted 700 retail stores and our synergy capture across the company is significantly ahead-of-schedule and on-track to exceed the targeted $600 million by year end.”

“Our company has a history of bold strategic actions. Creating value for our shareholders has always been and remains a top priority. Today we announced our next step to unlocking future value: our intent to separate Speedway into an independent company. Additionally, we are forming a special committee of the Board of Directors to continue evaluating alternatives to enhance value across our midstream business.”

Synergies

MPC realized $283 million of synergies in the third quarter. Some examples of realized synergies include: approximately $55 million from supply and distribution optimization, approximately $40 million from catalyst reformulation, and approximately $24 million from marketing-related enhancements. The company has realized $686 million of total synergies through the first nine months of the year, and is on track to exceed the $600 million of annual gross run-rate synergies targeted for the end of 2019.

Segment Results
In the third quarter of 2019, total income from operations was $2.0 billion compared to $1.4 billion for the third quarter of 2018. Adjusted earnings before interest, taxes, depreciation, and amortization (adjusted EBITDA) was $3.1 billion in the third quarter of 2019 compared to $2.2 billion for the same quarter last year. Adjusted EBITDA excludes refining planned turnaround costs of $164 million in the third quarter of 2019 and $197 million in the third quarter of 2018.

	Three Months Ended September 30,
(In millions)	2019	2018
Income from Operations by Segment
Refining & Marketing	$883	$666
Retail	442	161
Midstream	919	679
Items not allocated to segments:
Corporate and other unallocated items	(198)	(99)
Transaction-related costs	(22)	(4)
Income from operations	$2,024	$1,403

Midstream
Midstream segment income from operations, which primarily reflects the results of MPLX LP (NYSE: MPLX), was $919 million in the third quarter of 2019, compared with $679 million for the third quarter of 2018. The increase was due to growth across MPLX’s businesses as well as contributions from legacy Andeavor Logistics. Segment EBITDA was $1.2 billion in the third quarter 2019 versus $884 million for the same quarter last year.

Retail
Retail segment income from operations was $442 million in the third quarter of 2019, compared with $161 million in the third quarter of 2018. The increase in earnings was largely related to the addition of the legacy Andeavor retail operations and higher fuel and merchandise margin contributions across the legacy Speedway system. Segment EBITDA was $555 million in the third quarter 2019 versus $237 million for the same quarter last year.
Retail fuel margin increased to 24.5 cents per gallon in the third quarter of 2019 from 16.5 cents per gallon in the third quarter of 2018. Same-store merchandise sales increased by 5.2 percent year-over-year and same-store gasoline sales volume decreased by 2.8 percent year-over-year.

Refining & Marketing (R&M)
R&M segment income from operations was $883 million in the third quarter of 2019 compared with $666 million in the same quarter of 2018. The year-over-year increase was primarily due to higher throughputs as a result of the Andeavor combination. R&M margin was $14.66 per barrel for the quarter with a clean product yield of 83 percent.

Segment adjusted EBITDA was $1.4 billion in the third quarter of 2019 versus $1.1 billion for the same quarter last year. Segment adjusted EBITDA excludes refinery planned turnaround costs which totaled $164 million in the third quarter of 2019. This compares to $197 million of turnaround-related costs in the third quarter of 2018.
Crude capacity utilization was 98 percent, resulting in total throughputs of 3.2 million barrels per day for the third quarter of 2019, which was 1.1 million barrels per day higher than the throughput for the third quarter of last year. The increase was primarily due to the addition of the Andeavor refineries.

Items Not Allocated to Segments and Other
Items not allocated to segments totaled $220 million of expenses in the third quarter of 2019 compared to $103 million in the third quarter of 2018. Third quarter 2019 results include $22 million of transaction-related expenses and the inclusion of legacy Andeavor corporate costs.

Strong Financial Position and Liquidity

As of Sept. 30, 2019, the company had $1.5 billion in cash and cash equivalents (excluding MPLX’s cash and cash equivalents of $41 million), $5 billion available under a five-year bank revolving credit facility, $1 billion available under a 364-day bank revolving credit facility, and $750 million available under its trade receivables securitization facility.

Strategic Update

In a separate release this morning, MPC announced several strategic actions to enhance shareholder value. The company plans to separate its Speedway business into an independent company and also form a special committee of MPC’s board to continue to evaluate alternatives to enhance value across the midstream business. Among other aspects, the special committee will analyze the strategic fit of assets with MPC, the ability to realize full valuation credit for midstream earnings and cash flow, balance sheet impacts including liquidity and credit ratings, transaction tax impacts, separation costs, and overall complexity.

During the quarter, the Gray Oak Pipeline project progressed and is expected to be placed in service by the end of 2019. The pipeline will provide crude oil transportation from the Permian and Eagle Ford Basins to the Texas Gulf Coast region, including Corpus Christi. The Gray Oak pipeline will connect to multiple terminals including the South Texas Gateway Terminal, which is expected to start up by mid-2020. The terminal is designed to have two deepwater docks, with initial storage capacity of approximately 7 million barrels and up to 800 mbpd of throughput capacity. MPC owns a 25 percent interest in both the Gray Oak Pipeline and the South Texas Gateway Terminal.

The Wink-to-Webster crude oil pipeline, in which MPLX has an equity interest, remains on schedule to be competed in the first half of 2021. The 36-inch diameter pipeline will originate in the Permian Basin and have destination points in the Houston market, including MPC’s Galveston Bay refinery.

Also in the Permian, the Whistler Pipeline is being designed to transport approximately 2 billion cubic feet per day of natural gas from Waha, Texas to the Agua Dulce market in South Texas, ultimately reaching MPC’s Galveston Bay refinery. MPLX has an equity interest in Whistler, which is expected to be placed in service in the second half of 2021.

The company also continues to progress the reversal of the Capline pipeline, with a purge of the mainline initiated in the fourth quarter. Once reversed, Capline will be capable of supplying discounted mid-continent and Canadian crude to St. James, Louisiana, which has a direct connection to MPC’s Garyville refinery. Capline, which is partially owned by MPC and operated by MPLX, is expected to begin light crude service in the first half of 2021, with heavy crude service expected in 2022.
In the retail segment, Speedway continues to expand its brand through store conversions of the acquired Andeavor sites. As of September 30, 2019, Speedway had completed 379 store conversions in 2019, bringing the total number of conversions since the combination with Andeavor to 549. The company remains on track to complete 700 total cumulative store conversions by the end of 2019, including locations on the West Coast and in the Southwest.
MPC also continues to expand its presence in Mexico. In addition to significant exports from the Gulf Coast and investments in refined product distribution, the company is now supplying over 215 retail sites, including 171 that are branded ARCO as of September 30, 2019. The entire network of sites in Mexico provides additional product outlets for and enhanced integration with the refining business.

In preparation for the IMO fuel specification change, the company has completed infrastructure enhancements at multiple refineries to decrease on-purpose high sulfur fuel oil production and receive outside feedstocks into resid destruction units. The company progressed the completion of its Garyville crude revamp and coker drum replacement projects. The crude project is expected to be completed by the end of 2019. The coker project is expected to increase unit capacity by approximately 14 percent and remains on track to be completed in two phases, fourth quarter of 2019 and first quarter of 2020.

Construction continues on the Dickinson Renewable Diesel project, which remains on-track for planned completion in late 2020. The project will convert the Dickinson refinery into a 12 mbpd biorefinery that will process corn and soybean oil to produce renewable diesel. MPC intends to sell the renewable diesel into the California market to comply with the California Low Carbon Fuel Standard.

The Los Angeles Refinery Integration and Compliance (LARIC) project to physically connect the adjacent Carson and Wilmington facilities for cleaner and more efficient operations is nearing completion. The expansion of the Wilmington hydrocracker is on track to be completed in the first half of 2020.

Fourth Quarter 2019 Outlook

Refining & Marketing Segment:
Refining operating costs per barrel(a)	$6.10
Distribution costs (in millions)	$1,300
Refining planned turnaround costs (in millions)	$185
Depreciation and amortization (in millions)	$425

Refinery throughputs (mbpd):
Crude oil refined	2,775
Other charge and blendstocks	175
Total	2,950

(a)	Includes refining major maintenance and operating costs. Excludes turnaround and depreciation and amortization expenses.

Retail Segment:	Range
Fuel sales (millions of gallons)	2,450	2,575
Merchandise sales (in $ millions)	1,500	1,600

Corporate and unallocated items (in $ millions)	195

Conference Call

At 9:30 a.m. EDT today, MPC will hold a conference call and webcast to discuss the reported results and provide an update on company operations. Interested parties may listen by visiting MPC’s website at http://www.marathonpetroleum.com and clicking on the “2019 Third-Quarter Financial Results” link. A replay of the webcast will be available on the company’s website for two weeks. Financial information, including the earnings release and other investor-related material, will also be available online prior to the conference call and webcast at https://www.marathonpetroleum.com.

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About Marathon Petroleum Corporation

Marathon Petroleum Corporation (MPC) is a leading, integrated, downstream energy company headquartered in Findlay, Ohio. The company operates the nation’s largest refining system with more than 3 million barrels per day of crude oil capacity across 16 refineries. MPC’s marketing system includes branded locations across the United States, including Marathon brand retail outlets. Speedway LLC, an MPC subsidiary, owns and operates retail convenience stores across the United States. MPC also owns the general partner and majority limited partner interest in MPLX LP, a midstream company which owns and operates gathering, processing, and fractionation assets, as well as crude oil and light product transportation and logistics infrastructure. More information is available at www.marathonpetroleum.com.

Investor Relations Contacts: (419) 421-2071
Kristina Kazarian, Vice President, Investor Relations
Taryn Erie, Manager, Investor Relations
Doug Wendt, Manager, Investor Relations

Media Contacts:
Hamish Banks, Vice President, Communications (419) 421-2521
Jamal Kheiry, Manager, Communications (419) 421-3312

References to Earnings and Defined Terms
References to earnings mean net income attributable to MPC from the statements of income. Unless otherwise indicated, references to earnings and earnings per share are MPC’s share after excluding amounts attributable to noncontrolling interests. Discretionary free cash flow is defined as operating cash flow less maintenance and regulatory capital.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation (MPC). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations, strategy and value creation plans of MPC. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “commitment,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,“ “policy,” “position,” “potential,” “predict,” “priority,” “project,” “proposition,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the company’s control and are difficult to predict. Factors that could cause MPC’s actual results to differ materially from those implied in the forward-looking statements include but are not limited to: with respect to the planned Speedway separation, the ability to successfully complete the separation within the expected timeframe or at all, based on numerous factors including the macroeconomic environment, credit markets and equity markets, our ability to satisfy customary conditions, and the ability to achieve the strategic and other objectives discussed herein; with respect to the Midstream review, our ability to achieve the strategic and other objectives related to the strategic review discussed herein; the risk that the cost savings and any other synergies from the Andeavor transaction may not be fully realized or may take longer to realize than expected; disruption from the Andeavor transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of Andeavor; risks related to the acquisition of Andeavor Logistics LP by MPLX LP (MPLX), including the risk that anticipated opportunities and any other synergies from or anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected, including whether the transaction will be accretive within the expected timeframe or at all, or disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to complete any divestitures on commercially reasonable terms and/or within the expected timeframe, and the effects of any such divestitures on the business, financial condition, results of operations and cash flows; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income and earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; the ability to manage disruptions in credit markets or changes to credit ratings; future levels of capital, environmental and maintenance expenditures; general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; share repurchase authorizations, including the timing and amounts of such repurchases; the adequacy of capital resources and liquidity, including availability, timing and amounts of free cash flow necessary to execute business plans and to effect any share repurchases or dividend increases; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on the business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX; and the factors set forth under the heading “Risk Factors” in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2018, and in Forms 10-Q, filed with the SEC. Copies of MPC's Form 10-K and Forms 10-Q are available on the SEC website, MPC's website at https://www.marathonpetroleum.com/Investors/ or by contacting MPC's Investor Relations office. Copies of MPLX's Form 10-K and Forms 10-Q are available on the SEC website, MPLX's website at http://ir.mplx.com or by contacting MPLX's Investor Relations office.

We have based our forward-looking statements on our current expectations, estimates and projections about our business and industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Important Additional Information
MPC, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from MPC shareholders in connection with the matters to be considered at MPC’s 2020 Annual Meeting. MPC intends to file a proxy statement with the SEC in connection with any such solicitation of proxies from MPC shareholders. MPC shareholders are encouraged to read any such proxy statement and accompanying white proxy card when they become available as they will contain important information. Information regarding the ownership of MPC’s directors and executive officers in MPC shares, restricted shares and options is included in their SEC filings on Forms 3, 4 and 5. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with MPC’s 2020 Annual Meeting. Information can also be found in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2018, filed with the SEC, and Current Reports on Form 8-K filed with the SEC. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by MPC with the SEC for no charge on the SEC website, MPC’s website at https://www.marathonpetroleum.com/Investors/ or by contacting MPC’s Investor Relations office.

Consolidated Statements of Income (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(In millions, except per-share data)	2019	2018	2019	2018
Revenues and other income:
Sales and other operating revenues	$31,043	$22,988	$92,857	$64,171
Income from equity method investments	124	96	330	262
Net gain on disposal of assets	4	1	222	6
Other income	31	47	96	122
Total revenues and other income	31,202	23,132	93,505	64,561
Costs and expenses:
Cost of revenues (excludes items below)	27,300	20,606	82,942	57,772
Depreciation and amortization	855	555	2,660	1,616
Selling, general and administrative expenses	833	445	2,618	1,271
Other taxes	190	123	550	348
Total costs and expenses	29,178	21,729	88,770	61,007
Income from operations	2,024	1,403	4,735	3,554
Net interest and other financial costs	317	240	945	618
Income before income taxes	1,707	1,163	3,790	2,936
Provision for income taxes	340	222	797	525
Net income	1,367	941	2,993	2,411
Less net income attributable to:
Redeemable noncontrolling interest	20	19	61	55
Noncontrolling interests	252	185	738	527
Net income attributable to MPC	$1,095	$737	$2,194	$1,829

Per-share data
Basic:
Net income attributable to MPC per share	$1.67	$1.63	$3.31	$3.96
Weighted average shares:	656	451	663	462
Diluted:
Net income attributable to MPC per share	$1.66	$1.62	$3.28	$3.92
Weighted average shares:	660	456	668	466

Income Summary (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(In millions)	2019(a)	2018	2019(a)	2018
Income from Operations by segment
Refining & Marketing	$883	$666	$1,455	$1,558
Retail	442	161	1,105	415
Midstream	919	679	2,705	1,863
Items not allocated to segments:
Corporate and other unallocated items	(198)	(99)	(568)	(269)
Capline restructuring gain	—	—	207	—
Transaction-related costs(b)	(22)	(4)	(147)	(14)
Litigation	—	—	(22)	—
Impairments	—	—	—	1
Income from operations	2,024	1,403	4,735	3,554
Net interest and other financial costs	317	240	945	618
Income before income taxes	1,707	1,163	3,790	2,936
Provision for income taxes	340	222	797	525
Net income	1,367	941	2,993	2,411
Less net income attributable to:
Redeemable noncontrolling interest	20	19	61	55
Noncontrolling interests	252	185	738	527
Net income attributable to MPC	$1,095	$737	$2,194	$1,829

(a)	Includes the results of Andeavor from the October 1, 2018 acquisition date forward.

(b)	Includes costs related to the Andeavor acquisition including financial advisor and legal fees, employee severance, and other expenses.

Capital Expenditures and Investments (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(In millions)	2019(a)	2018	2019(a)	2018
Refining & Marketing	$561	$226	$1,385	$613
Retail	177	98	370	225
Midstream	783	593	2,420	1,676
Corporate and Other(b)	62	28	141	97
Total	$1,583	$945	$4,316	$2,611

(a)	Includes the results of Andeavor from the October 1, 2018 acquisition date forward.

(b)	Includes capitalized interest of $32 million, $21 million, $97 million and $55 million, respectively.

Refining & Marketing Operating Statistics (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(per barrel)	2019	2018	2019	2018
Refining & Marketing margin(a)	$14.66	$14.25	$13.72	$13.48
Less:
Refining operating costs(b)	5.44	4.25	5.45	4.55
Distribution costs(c)	4.31	4.17	4.48	4.02
Other(d)	(0.05)	(0.17)	(0.05)	(0.15)
Refining planned turnaround costs	0.56	1.06	0.69	0.80
Depreciation and amortization	1.45	1.38	1.46	1.40
Purchase accounting - depreciation and amortization(e)	(0.09)	—	(0.01)	—
Refining & Marketing segment income	$3.04	$3.56	$1.70	$2.86

Refining & Marketing refined product sales volume (mbpd)(f)	3,706	2,382	3,730	2,346
Crude oil capacity utilization (percent)(g)	98	97	97	97
Refinery throughputs (mbpd):(h)
Crude oil refined	2,969	1,833	2,925	1,819
Other charge and blendstocks	187	199	200	173
Total	3,156	2,032	3,125	1,992
Sour crude oil throughput (percent)	47	52	49	53
Sweet crude oil throughput (percent)	53	48	51	47
Refined product yields (mbpd):(h)
Gasoline	1,553	942	1,538	942
Distillates	1,103	676	1,091	659
Propane	56	40	55	37
Feedstocks and special products	334	313	345	294
Heavy fuel oil	44	29	47	30
Asphalt	106	73	90	68
Total	3,196	2,073	3,166	2,030

(a)	Sales revenue less cost of refinery inputs and purchased products, divided by total refinery throughputs.

(b)	Includes refining major maintenance and operating costs. Excludes planned turnaround and depreciation and amortization expense.

(c)	Includes fees paid to MPLX, on a per barrel throughput basis, of $2.74, $3.22, $2.79 and $3.08, respectively. Excludes depreciation and amortization expense.

(d)	Includes income from equity method investments, net gain on disposal of assets and other income.

(e)	Reflects the cumulative effects related to a measurement period adjustment arising from the finalization of purchase accounting.

(f)	Includes intersegment sales.

(g)	Based on calendar day capacity, which is an annual average that includes downtime for planned maintenance and other normal operating activities.

(h)	Excludes inter-refinery volumes of 116 mbpd, 54 mbpd, 98 mbpd and 53 mbpd, respectively.

Refining & Marketing Operating Statistics by Region (Unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2019		2018	2019		2018
Gulf Coast
(per barrel)
Refining & Marketing margin dollars(a)	$11.26	$	N/A	$9.46	$	N/A
Refining operating costs(b)	$4.23		$3.54	$4.05		$4.16
Refining planned turnaround costs	$0.15		$0.30	$0.18		$0.57
Refining depreciation and amortization(c)	$1.08		$1.03	$1.08		$1.03

Refinery throughputs (mbpd):(d)
Crude oil refined	1,115		1,150	1,146		1,121
Other charge and blendstocks	203		204	183		187
Total	1,318		1,354	1,329		1,308
Sour crude oil throughput (percent)	62		63	61		62
Sweet crude oil throughput (percent)	38		37	39		38
Refined product yields (mbpd):(d)
Gasoline	559		567	565		557
Distillates	429		442	438		421
Propane	27		27	27		24
Feedstocks and special products	297		314	295		301
Heavy fuel oil	14		16	15		18
Asphalt	20		22	21		21
Total	1,346		1,388	1,361		1,342

Mid-Continent
(per barrel)
Refining & Marketing margin(a)	$17.42	$	N/A	$17.69	$	N/A
Refining operating costs(b)	$4.88		$5.26	$5.08		$4.96
Refining planned turnaround costs	$1.26		$2.37	$0.75		$1.13
Refining depreciation and amortization(c)	$1.43		$1.68	$1.54		$1.70

Refinery throughputs (mbpd):(d)
Crude oil refined	1,197		683	1,137		698
Other charge and blendstocks	48		49	51		39
Total	1,245		732	1,188		737
Sour crude oil throughput (percent)	27		34	27		37
Sweet crude oil throughput (percent)	73		66	73		63
Refined product yields (mbpd):(d)
Gasoline	628		375	618		385
Distillates	415		234	405		238
Propane	19		13	19		13
Feedstocks and special products	86		53	65		46
Heavy fuel oil	14		13	15		12
Asphalt	84		51	68		47
Total	1,246		739	1,190		741

	Three Months Ended September 30,			Nine Months Ended September 30,
	2019		2018	2019		2018
West Coast
(per barrel)
Refining & Marketing margin(a)	$15.85	$	N/A	$14.85	$	N/A
Refining operating costs(b)	$7.74		$—	$7.98		$—
Refining planned turnaround costs	$0.02		$—	$1.45		$—
Refining depreciation and amortization(c)	$1.08		$—	$1.06		$—

Refinery throughputs (mbpd):(d)
Crude oil refined	657		—	642		—
Other charge and blendstocks	52		—	64		—
Total	709		—	706		—
Sour crude oil throughput (percent)	59		—	63		—
Sweet crude oil throughput (percent)	41		—	37		—
Refined product yields (mbpd):(d)
Gasoline	366		—	355		—
Distillates	259		—	248		—
Propane	10		—	9		—
Feedstocks and special products	60		—	76		—
Heavy fuel oil	23		—	24		—
Asphalt	2		—	1		—
Total	720		—	713		—

(a)	Sales revenue less cost of refinery inputs and purchased products, divided by refinery throughputs, excluding inter-refinery transfer volumes.

(b)	Includes refining major maintenance and operating costs. Excludes planned turnaround and depreciation and amortization expense.

(c)	Purchase accounting measurement period adjustments related to prior periods are not allocated to regional depreciation and amortization.

(d)	Includes inter-refinery transfer volumes.

Retail Operating Statistics (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Speedway fuel sales (millions of gallons)	1,992	1,474	5,820	4,317
Direct dealer fuel sales (millions of gallons)	653	N/A	1,929	N/A
Retail fuel margin (dollars per gallon)(a)	$0.2453	$0.1651	$0.2286	$0.1620
Merchandise sales (in millions)	$1,703	$1,339	$4,736	$3,753
Merchandise margin (in millions)	$498	$384	$1,376	$1,069
Merchandise margin percent	29.2%	28.7%	29.1%	28.5%
Same store gasoline sales volume (period over period)(b)	(2.8)%	(1.2)%	(2.8)%	(1.8)%
Same store merchandise sales (period over period)(b)(c)	5.2%	4.9%	5.6%	3.4%
Total convenience stores at period-end	3,931	2,745
Direct dealer locations at period-end	1,067	N/A

(a)	Includes bankcard processing fees (as applicable).

(b)	Same store comparison includes only locations owned at least 13 months.

(c)	Excludes cigarettes.

Midstream Operating Statistics (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Pipeline throughputs (mbpd)(a)	5,319	3,829	5,250	3,694
Terminal throughput (mbpd)	3,292	1,474	3,267	1,468
Gathering system throughput (million cubic feet per day)(b)	6,281	4,737	6,061	4,403
Natural gas processed (million cubic feet per day)(b)	8,804	7,171	8,629	6,874
C2 (ethane) + NGLs fractionated (mbpd)(b)	547	488	527	451

(a)	Includes common-carrier pipelines and private pipelines contributed to MPLX. Excludes equity method affiliate pipeline volumes.

(b)	Includes amounts related to unconsolidated equity method investments on a 100% basis.

Select Financial Data (Unaudited)

(In millions)	September 30 2019	June 30 2019
Cash and cash equivalents	$1,525	$1,247
MPC debt	9,139	9,142
MPLX debt	19,700	14,036
ANDX debt	—	5,229
Total consolidated debt	28,839	28,407
Redeemable noncontrolling interest	968	1,005
Equity	42,656	43,061
Shares outstanding	650	660

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Cash provided by operations	$2,787	$1,182	$7,032	$3,431
Dividends paid per share	$0.53	$0.46	$1.59	$1.38

Non-GAAP Financial Measures
Management uses certain financial measures to evaluate our operating performance that are calculated and presented on the basis of methodologies other than in accordance with GAAP. We believe these non-GAAP financial measures are useful to investors and analysts to assess our ongoing financial performance because, when reconciled to their most comparable GAAP financial measures, they provide improved comparability between periods through the exclusion of certain items that we believe are not indicative of our core operating performance and that may obscure our underlying business results and trends. These measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP, and our calculations thereof may not be comparable to similarly titled measures reported by other companies. The non-GAAP financial measures we use are as follows:
Adjusted Net Income Attributable to MPC
Adjusted net income attributable to MPC is defined as net income attributable to MPC excluding the items in the table below, along with their related income tax effect. We have excluded these items because we believe that they are not indicative of our core operating performance and that their exclusion results in an important measure of our ongoing financial performance to better assess our underlying business results and trends.

Adjusted Diluted Earnings Per Share
Adjusted diluted earnings per share is defined as adjusted net income attributable to MPC divided by the number of weighted-average shares outstanding in the applicable period, assuming dilution.

Reconciliation of Net Income Attributable to MPC to Adjusted Net Income Attributable to MPC

	Three Months Ended September 30,		Nine Months Ended September 30,
(In millions)	2019	2018	2019	2018
Net income attributable to MPC	$1,095	$737	$2,194	$1,829
Pre-tax adjustments:
Capline restructuring gain	—	—	(207)	—
Transaction-related costs	22	4	147	14
Litigation	—	—	22	—
Impairments	—	—	—	(1)
Pension settlement	—	45	—	45
Purchase accounting - depreciation and amortization(a)	(57)	—	(17)	—
Out of period tax adjustment	—	—	36	—
Tax impact of adjustments(b)	7	(12)	13	(14)
NCI impact of adjustments	6	—	2	—
Adjusted net income attributable to MPC	$1,073	$774	$2,190	$1,873

Diluted earnings per share	$1.66	$1.62	$3.28	$3.92
Adjusted diluted earnings per share(c)	$1.63	$1.70	$3.27	$4.02

(a)	Reflects the cumulative effects related to a measurement period adjustment arising from the finalization of purchase accounting.

(b)	We generally tax effect taxable adjustments to reported earnings using a combined federal and state statutory rate of approximately 24 percent.

(c)
Weighted-average diluted shares outstanding and income allocated to participating securities, if applicable, in the adjusted earnings per share calculation are the same as those used in the GAAP diluted earnings per share calculation.

Adjusted EBITDA & Segment Adjusted EBITDA
Adjusted EBITDA and Segment Adjusted EBITDA represent earnings before net interest and other financial costs, income taxes, depreciation and amortization expense as well as adjustments to exclude refining turnaround costs and items not allocated to segment results. We believe these non-GAAP financial measures are useful to investors and analysts to analyze and compare our operating performance between periods by excluding items that do not reflect the core operating results of our business or in the case of turnarounds, which provide benefits over multiple years. We also believe that excluding turnaround costs from this metric is useful for comparability to other companies as certain of our competitors defer these costs and amortize them between turnarounds. Adjusted EBITDA and Segment Adjusted EBITDA should not be considered as a substitute for, or superior to segment income (loss) from operations, net income attributable to MPC, income before income taxes, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP. Adjusted EBITDA and Segment Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

Reconciliation of Net Income Attributable to MPC to Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
(In millions)	2019	2018	2019	2018
Net income attributable to MPC	$1,095	$737	$2,194	$1,829
Plus (Less):
Net interest and other financial costs	317	240	945	618
Net income attributable to noncontrolling interests	272	204	799	582
Provision for income taxes	340	222	797	525
Depreciation and amortization	855	555	2,660	1,616
Refining planned turnaround costs	164	197	587	432
Capline restructuring gain	—	—	(207)	—
Transaction-related costs	22	4	147	14
Litigation	—	—	22	—
Impairments	—	—	—	(1)
Adjusted EBITDA	$3,065	$2,159	$7,944	$5,615

Reconciliation of Segment Income From Operations to Segment Adjusted EBITDA and Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
(In millions)	2019	2018	2019	2018
Refining & Marketing Segment
Segment income from operations	$883	$666	$1,455	$1,558
Add: Depreciation and amortization	397	257	1,235	761
Refining planned turnaround costs	164	197	587	432
Segment Adjusted EBITDA	$1,444	$1,120	$3,277	$2,751
Retail Segment
Segment income from operations	$442	$161	$1,105	$415
Add: Depreciation and amortization	113	76	369	228
Segment EBITDA	$555	$237	$1,474	$643
Midstream Segment
Segment income from operations	$919	$679	$2,705	$1,863
Add: Depreciation and amortization	300	205	925	577
Segment EBITDA	$1,219	$884	$3,630	$2,440

Segment Adjusted EBITDA	$3,218	$2,241	$8,381	$5,834
Corporate and other unallocated items	(198)	(99)	(568)	(269)
Add: Depreciation and amortization	45	17	131	50
Adjusted EBITDA	$3,065	$2,159	$7,944	$5,615

Refining & Marketing Margin
Refining margin is defined as sales revenue less the cost of refinery inputs and purchased products and excludes any LCM inventory market adjustment.
Reconciliation of Refining & Marketing Income from Operations to Refining & Marketing Margin

	Three Months Ended September 30,			Nine Months Ended September 30,
(In millions)	2019		2018	2019		2018
Refining & Marketing income from operations	$883		$666	$1,455		$1,558
Plus (Less):
Refining operating costs(a)	1,577		795	4,656		2,480
Refining depreciation and amortization	328		241	1,083		712
Refining planned turnaround costs	164		197	587		432
Distribution costs(b)	1,251		780	3,818		2,183
Distribution depreciation and amortization	69		16	152		49
Income from equity method investments	(6)		(7)	(10)		(14)
Net gain on disposal of assets	—		(1)	(6)		(5)
Other income	(8)		(24)	(30)		(63)
Refining & Marketing margin	$4,258		$2,663	$11,705		$7,332

Refining & Marketing margin by region:
Gulf Coast	$1,285	$	N/A	$3,292	$	N/A
Mid-Continent	1,977		N/A	5,687		N/A
West Coast	996		N/A	2,726		N/A
Refining & Marketing margin	$4,258	$	N/A	$11,705	$	N/A

(a)	Includes refining major maintenance and operating costs. Excludes planned turnaround and depreciation and amortization expense.

(b)	Includes fees paid to MPLX of $794 million, $601 million, $2,378 million and $1,675 million, respectively. Excludes depreciation and amortization expense.

Retail Fuel Margin
Retail fuel margin is defined as the price paid by consumers or direct dealers less the cost of refined products, including transportation, consumer excise taxes and bankcard processing fees (where applicable) and excluding any LCM inventory market adjustment.
Retail Merchandise Margin
Retail merchandise margin is defined as the price paid by consumers less the cost of merchandise.
Reconciliation of Retail Income from Operations to Retail Total Margin

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2019	2018	2019	2018
Retail income from operations	$442	$161	$1,105	$415
Plus (Less):
Operating, selling, general and administrative expenses	644	418	1,824	1,203
Depreciation and amortization	113	76	369	228
Income from equity method investments	(20)	(18)	(58)	(51)
Net gain on disposal of assets	(2)	(1)	(4)	(1)
Other income	(3)	(2)	(9)	(5)
Retail total margin	$1,174	$634	$3,227	$1,789

Retail total margin:
Fuel margin	$649	$243	$1,772	$699
Merchandise margin	498	384	1,376	1,069
Other margin	27	7	79	21
Retail total margin	$1,174	$634	$3,227	$1,789